SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated November 4, 2014

MATERIAL FACT

Further to the relevant fact communication dated October 16, 2014 (registry number 212,037), Banco Santander, S.A. (“Banco Santander”) informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on November 3, 2014.

The holders of 86.48% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 225,386,463, corresponding to 1.82% of the share capital1, and the amount of the capital increase is 112,693,231.50 Euros. After the free-of-charge capital increase and the capital increase executed to satisfy the exchange of the exchange offer made for the shares of Banco Santander (Brasil) S.A., the share capital of Banco Santander amounts to 6,292,207,329.50 Euros represented by 12,584,414,659 ordinary shares of 0.5 Euros of face value each. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 1,565,534,372 Euros.

The shareholders holding the remaining 13.52% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 1,620,313,773 rights for a total gross consideration of 244,667,379.72 Euros. Banco Santander has waived the free allotment rights so acquired.

It is envisaged that the relevant authorisations for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on November 11, 2014, so that ordinary trading of such shares in Spain will commence on November 12, 2014. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

Boadilla del Monte (Madrid), November 4, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 4, 2014	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President